SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

LIBERTY TAX CREDIT PLUS L.P.
(Name of Subject Company)

Liberty Tax Credit Plus L.P.
Related Credit Properties L.P.
Liberty Associates III L.P.
(Name of Person(s) Filing Statement)

Beneficial Assignment Certificates (including underlying Limited Partnership Interests)
(Title of Class of Securities)

531280105
(CUSIP Number of Class of Securities)

Robert L. Levy
Chief Financial Officer
Related Credit Properties, L.P.
Liberty Associates III L.P.
625 Madison Avenue
New York, New York 10022
(212) 317-5700

With Copies to:

Mark Schonberger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to Receive Noticeand
Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  □

ITEM 1.        SUBJECT COMPANY INFORMATION

The name of the subject company is Liberty Tax Credit Plus L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022. The general partners of the Partnership are Related Credit Properties L.P., a Delaware limited partnership ("RCP"), Liberty Associates III L.P., a Delaware limited partnership ("Liberty III", and together with RCP, the “General Partners”).  The principal executive office for each of these entities is 625 Madison Avenue, New York, New York 10022 and the telephone number is (212) 317-5700.  The title of the class of equity securities to which this statement relates is the Partnership's Beneficial Assignment Certificates ("BACs" or “Units”) representing assignments of limited partnership interests in the Partnership.  The Partnership currently has 15,987.5 Units outstanding.
ITEM 2.        IDENTITY AND BACKGROUND OF FILING PERSON
The Partnership, as well as RCP and Liberty III, in their capacity as the General Partners of the Partnership, are the Persons filing this Statement.  The addresses and business telephone numbers of these entities are set forth in Item 1 above.

This Statement relates to the offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, and MPF Senior Note Program I, LP (collectively the “Purchasers”) to purchase up to 3,197.5 Units in the Partnership.  The Purchasers have offered to pay $70 per Unit, less the amount of any distributions declared or made with respect to the Units between June 27, 2007 (the “Offer Date”) and August 3, 2007 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in its Offer to Purchase dated June 27, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal.  Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”), would be assigned by tendering Unit holders to the Purchasers. The Purchasers filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on June 27, 2007.
The Purchasers’ principal executive office, as set forth in the Schedule TO, is located at 1640 School Street, Moraga, California  94556 and the business phone is (925) 631-9100.
With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors or actions or events with respect to any of them, neither the General Partners nor the Partnership take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.
ITEM 3.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
 (1) The Partnership is a limited partnership which was formed under the laws of the State of Delaware. As noted above, the general partners of the Partnership are RCP and Liberty III.  The general partner of RCP is Related Credit Properties Inc., a Delaware corporation.  The ultimate parent of the General Partners is Centerline Holding Company (formerly known as CharterMac until April 2007).

The Partnership was formed to invest, as a limited  partner, in other limited partnerships  (referred  to herein as "Local  Partnerships") each of which owns one or more leveraged low-income and moderate-income multifamily residential complexes ("Apartment Complexes") that are eligible for the low-income housing tax credit ("Tax Credit")  enacted in the Tax Reform Act of  1986,  and to a  lesser  extent  in  Local  Partnerships owning  properties ("Rehabilitation  Projects", and together with the Apartment Complexes, the "Properties") that are eligible for the historic rehabilitation tax credit (the "Historic Rehabilitation Tax Credit").  The Partnership’s investment in each Local Partnership represents from 71.54% to 98% of the partnership interests in each Local Partnership.

The Partnership does not anticipate making any additional investments.  As of March 15, 2007, the Partnership has disposed of twenty-two of its thirty-one original investments and two Local Partnerships have entered into agreements to sell their property and the related assets and liabilities.  Subsequently, on April 26, 2007, one Local Partnership entered into an agreement to sell its property and the related assets and liabilities, and on May 11, 2007, the property and the related assets and liabilities of one other Local Partnership were sold.

Liberty III is the special limited partner in each of the remaining Local Partnerships, as well as a general partner of the Partnership.  Liberty III has certain rights and obligations in its role as special limited partner which permit it to exercise control over the management and policies of the Local Partnerships.
The Partnership does not have any direct employees. All decisions with respect to the management of the Partnership and its affairs are made only with the consent of the General Partners.  Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership and its affiliates.
The General Partners and their affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.
Pursuant to the Partnership Agreement, the General Partners are entitled to a fee (the "Partnership Management Fee") for their services in connection with the administration of the affairs of the Partnership (including, without limitation, coordination of communications between the Partnership and BACs holders and with the partnerships in which the Partnership has acquired a partnership interest (the "Local Partnerships")). The Partnership Management Fee is payable annually and is determined by the General Partners based on their review of the Partnership's investments, up to a maximum of 0.5% of the Partnership's Invested Assets (as defined below).  "Invested Assets" means the sum of (i) any capital contributions made by the Partnership to the Local Partnerships, (ii) the amounts represented by promissory notes given by the Partnership to the sellers of interests of Local Partnerships as part of the Partnership's purchase price, and (iii) the amount of all liens and mortgages on properties when the Partnership acquired interests in Local Partnerships. For the year ended March 15, 2007, the General Partners earned aggregate Partnership Management Fees of $544,199. During the year ended March [15], 2007, management deemed the unpaid partnership management fees that were related to sold properties uncollectible and, as a result, wrote them off in the amount of approximately $5,251,000, resulting in a non-cash General Partner contribution of the same amount. Partnership management fees owed to the General Partners amounting to approximately $2,574,000 (after the write-off) were accrued and unpaid as of March 15, 2007.
            According to the Partnership Agreement, the General Partners are also entitled to receive a disposition fee (the "Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Partnership. Payment of such fee is subordinated to the return of Limited Partners and BACs holders of their capital contribution and their 10% priority return. Each Disposition Fee is equal to the lesser of one-half the competitive real estate commission or 3% of the sale price in respect of any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). In no event, however, shall the Disposition Fee and all other fees payable to the General Partners and any of their affiliates and any unrelated parties arising out of any given sale exceed in the aggregate the lesser of the competitive rate or 6% of the gross proceeds from such sale.  To date, the General Partners have [not] earned any Disposition Fees.

Liberty III is entitled to receive up to $2,500 per year as an annual fee (the "Annual Local Administrative Fee") from each Local Partnership of which it is a special limited partner.  The sum of the Annual Local Administrative Fee and the Partnership Management Fee will not exceed 0.5% of the Partnership’s Invested Assets.  Liberty III, as special limited partner of the Local Partnerships, earned an aggregate Annual Local Administrative Fee of $12,500 from the Local Partnerships for the fiscal year ended March 15, 2007.  Liberty III also received aggregate cash distributions from the Local Partnerships of $8,000 during the fiscal year ended March 15, 2007.

RCP and Liberty III, as General Partners, and their respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement.

The General Partners and their affiliates are also entitled to reimbursement of expenditures made on behalf of the Partnership. Another affiliate of the General Partners performs asset monitoring services for the Partnership. These services include site visits and evaluations of the Local Partnerships' performance. For the fiscal year ended March 15, 2007, the Partnership incurred liabilities of $ 161,811, in the aggregate, to the General Partners and their affiliates as reimbursement of expenditures and asset monitoring performed by their affiliate on behalf of the Partnership.  Expense reimbursements and asset monitoring fees owed to RCP amounting to approximately $35,000 were accrued and unpaid as of March 15, 2007.
(2) Except as disclosed below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Purchasers, their executive officers, directors or affiliates.  Certain of the Purchasers and their affiliates have previously provided the Partnership and its General Partners with legal opinions and have entered into Indemnification Agreements in connection with prior tender offers for the Partnership’s Units made by those persons.
ITEM 4.        THE SOLICITATION OR RECOMMENDATION
Solicitation/Recommendation

(a) Following receipt of the terms of the Offer, the Partnership and the General Partners reviewed and considered the Offer. The Partnership and General Partners are expressing no opinion and are remaining neutral with respect to the Offer.
(b) Although the General Partners are not making a recommendation with respect to the Offer, the General Partners believe that Unit holders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:
●
The Partnership is in the process of disposing of its investments.  It is uncertain at this time how much money, if any, will be realized by the Partnership and its Unit holders from the liquidation of its investments.  The Partnership has not prepared for itself or received from any third party any valuations of its investments.  Accordingly, it takes no position on whether or not the Offer and its purchase price are attractive or unattractive to Unit holders from an economic point of view.

●	The Schedule TO does not identify all recent sales of, or agreements to sell, properties owned by Local Partnerships. In particular, the Schedule TO does not include the following recent transactions:

o
On September 28, 2006, Greenleaf Associates, L.P. entered into a purchase and sale agreement to sell the property and the related assets and liabilities to an unaffiliated third party purchaser for a sales price of $5,264,177 including the assumption of the mortgage debt. The sales documents have been executed and the initial deposit funds are being held in escrow.  The closing is expected to occur in July 2007.

o
On April 26, 2007, the Partnership entered into an agreement to sell its limited partnership interest in West Kinney Associates, L.P. to an affiliate of the Local General Partner for a sales price of $600,000 and the assumption of the outstanding mortgages and related accrued interest which amounted to approximately $4,548,000 on December 31, 2006. The sales documents have been executed and the initial deposit funds are being held in escrow.  The closing is expected to occur by the end of 2007.

o
On May 11, 2007, the property and the related assets and liabilities of Charles Drew were sold to an unaffiliated third party purchaser for a sales price of $3,435,000. The Partnership received $2,765,000 as a distribution from this sale after the repayment of other liabilities, closing costs and distributions to minority interest of approximately $670,000.  The sale resulted in a gain of approximately $462,000, resulting from the write-off of the basis in the property at the date of the sale.

o
In June 2007, the Partnership entered into an agreement to sell its limited partnership interest in B & C Housing Associates, L.P. to an unaffiliated third party purchaser for a sales price of $500,000 and the assumption of the outstanding mortgages and related accrued interest which amounted to approximately $7,397,000.   The closing is expected to occur in May 2008.

●
The Offer raises certain questions about its potential impact on the Partnership’s tax status for federal income tax purposes.  The Partnership is currently treated, and has since its inception been treated, as a partnership and a pass-through entity for federal income tax purposes -- a tax status that is desirable and beneficial to the Partnership and its investors.  That beneficial tax status might be lost, and the Partnership might be taxed as a corporation, if it were deemed to be a “publicly traded partnership” within the meaning of the Internal Revenue Code and certain regulations promulgated by the Internal Revenue Service.  It is uncertain whether or not the Offer, if consummated, might cause the Partnership to be deemed a “publicly traded partnership.”  Accordingly, the Partnership willonlypermit Units to be transferred pursuant to the Offerif the General Partners determine, in their sole discretion, either that the cumulative total number of transfers in any tax year (including transfers prior to the Offer, transfers pursuant to the Offer and any amount reserved for future transfers outside of the Offer) fall within the safe harbor or that the Purchasers have provided sufficient assurances and protection to the Partnership, its partners and Unit holders to allow the transfers even though the aggregate annual transfers of the Partnership Units may exceed the two percent safe harbor limitation.  Such sufficient assurances and protection by the Purchasers would include providing the Partnershipwith (i) an opinion of counsel that the Offer will not result in the Partnership being deemed to be a “publicly traded partnership” for federal income tax purposes and (ii) an agreement to indemnify the Partnership, the General Partners and its Unit holders for any loss or liability relating to any adverse tax consequences arising from the Offer.  This legal opinion and indemnity must be in a form and content satisfactory to the Partnership and its counsel.  Certain of the Purchasers and their affiliates have previously provided the Partnership and its General Partners with legal opinions and have entered into Indemnification Agreements in connection with prior tender offers for the Partnership’s Units made by those persons.

●
No transfers will be implemented unless and until they are approved by the General Partners in accordance with the provisions of the Partnership Agreement and the Partnership's established practices and policies concerning the transfers of Units.  Transferring Unit holders and the Offerors must complete the Partnership's standard transfer documentation and the $50 per selling Unit holder transfer fee must be paid.  The Partnership does not accept powers of attorney.  Accordingly, the required transfer application must be originally signed by the transferring Unit holder, with appropriate Medallion Signature Guarantees.

Intentions of Affiliates
(c) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchasers pursuant to the Offer.
ITEM 5.        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
To the knowledge of the General Partners, neither it nor the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on its behalf concerning the Offer.
ITEM 6.                  INTEREST IN SECURITIES OF THE SUBJECT COMPANY
The General Partners are not aware of any transactions in the Units during the past 60 days by their executive officers, directors, affiliates or subsidiaries.
ITEM 7.                  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as otherwise described herein, no negotiation is being undertaken and no discussions are under way by the Partnership or the General Partners in response to the Offer which relates to: (1) a tender offer or other acquisition of the Partnership’s Units; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (b) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.  In addition, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the items referred to above.
ITEM 8.                  ADDITIONAL INFORMATION TO BE FURNISHED
The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions.  These statements are based on assumptions and assessments made by the Partnership or the General Partners in light of their experience and perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.
Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements.  Although the Partnership and the General Partners believe that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct.  Other risks and uncertainties concerning the Partnership’s performance are set forth in reports and documents filed by the Partnership with the SEC.

ITEM 9.	EXHIBITS
(a)(1)(i)	Purchasers’ Offer to Purchase Units of the Partnership, dated June 27, 2007 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on June 27, 2007)

(a)(1)(ii)	Letter of Transmittal and related instructions, (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on June 27, 2007)

(a)(1)(iii)	Purchasers’ Form of Letter to Unit holders of the Partnership, dated June 27, 2007 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on June 27, 2007)

(a)(5)(i)	Press Release

(d)(1)(i)
Limited Partnership Agreement of Liberty Tax Credit Plus L.P. dated October 9, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form  S-11, file no. 33-15479)

(d)(1)(ii)
Form of Amended and Restated Agreement of Limited Partnership of Liberty Tax Credit Plus L.P. (incorporated herein by reference to exhibits from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(1)(iii)
Certificate of Limited Partnership of Liberty Tax Credit Plus L.P., together with amendments,  filed September 14, 1987 and October 8, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY TAX CREDIT PLUS L.P.

By: RELATED CREDIT PROPERTIES L.P.,
a General Partner

By: Credit Properties GP LLC,
its General Partner
Date: July 12, 2007
By: /s/ Robert L. Levy
Robert L. Levy
Chief Financial Officer
(Principal Financial Officer)

and

By: LIBERTY ASSOCIATES III, L.P.,
a General Partner

By: Related Credit Properties L.P.,
its General Partner

By: Related Credit Properties Inc.,
its General Partner
Date: July 12, 2007
By: /s/ Robert L. Levy
Robert L. Levy
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Purchasers’ Offer to Purchase Units of the Partnership, dated June 27, 2007 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on June 27, 2007)

(a)(1)(ii)	Letter of Transmittal and related instructions, (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on June 27, 2007)

(a)(1)(iii)	Purchasers’ Form of Letter to Unit holders of the Partnership, dated June 27, 2007 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on June 27, 2007)

(a)(5)(i)	Press Release

(d)(1)(i)
Limited Partnership Agreement of Liberty Tax Credit Plus L.P. dated October 9, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form  S-11, file no. 33-15479)

(d)(1)(ii)
Form of Amended and Restated Agreement of Limited Partnership of Liberty Tax Credit Plus L.P. (incorporated herein by reference to exhibits from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

(d)(1)(iii)
Certificate of Limited Partnership of Liberty Tax Credit Plus L.P., together with amendments,  filed September 14, 1987 and October 8, 1987 (incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form S-11, file no. 33-15479)

Exhibit (a)(5)(i)

For Immediate Release	Contact:	Christine Lees
(800) 600-6422

LIBERTY TAX CREDIT PLUS L.P.
RESPONDS TO TENDER OFFER

New York, New York, July 12, 2007 -- Liberty Tax Credit Plus L.P. (“Liberty”) responded to an unsolicited tender offer (the “Offer”) by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, and MPF Senior Note Program I, LP (collectively the “Purchasers”) to purchase up to 3,197.5 Beneficial Assignment Certificates (“Units”) representing assignments of limited partnership interests in Liberty at a price of $70 per Unit, less the amount of any distributions declared or made with respect to the Units between June 27, 2007 and August 3, 2007 or such other date to which the Offer may be extended.

                The Purchasers are not affiliated with Liberty or its general partners (the “General Partners”).  The Purchasers filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on June 27, 2007.

                Following receipt of the terms of the Offer, Liberty and its General Partners reviewed and considered the Offer. On July 12, 2007, Liberty and the General Partners filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC as required under Section 14(d)(4) of the Securities Exchange Act of 1934.  As disclosed in the Schedule 14D-9, Liberty and the General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

                Although the General Partners are not making a recommendation with respect to the Offer, as set forth in the Schedule 14D-9, the General Partners believe that Unit holders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:

●
Liberty is in the process of disposing of its portfolio of investments in its local partnerships.  It is uncertain at this time how much money, if any, will be realized by Liberty and its Unit holders from the liquidation of its investments.  Liberty has not prepared for itself or received from any third party any valuations of its investments.  Accordingly, it takes no position on whether or not the Offer and its purchase price are attractive or unattractive to Unit holders from an economic point of view.

●	The Schedule TO does not identify all recent sales of, or agreements to sell, properties owned by Local Partnerships. In particular, the Schedule TO does not include the following recent transactions:

o
On September 28, 2006, Greenleaf Associates, L.P. entered into a purchase and sale agreement to sell the property and the related assets and liabilities to an unaffiliated third party purchaser for a sales price of $5,264,177 including the assumption of the mortgage debt. The sales documents have been executed and the initial deposit funds are being held in escrow.  The closing is expected to occur in July 2007.

o
On April 26, 2007, Liberty entered into an agreement to sell its limited partnership interest in West Kinney Associates, L.P. to an affiliate of the Local General Partner for a sales price of $600,000 and the assumption of the outstanding mortgages and related accrued interest which amounted to approximately $4,548,000 on December 31, 2006. The sales documents have been executed and the initial deposit funds are being held in escrow.  The closing is expected to occur by the end of 2007.

o
On May 11, 2007, the property and the related assets and liabilities of Charles Drew were sold to an unaffiliated third party purchaser for a sales price of $3,435,000. Liberty received $2,765,000 as a distribution from this sale after the repayment of other liabilities, closing costs and distributions to minority interest of approximately $670,000.  The sale resulted in a gain of approximately $462,000, resulting from the write-off of the basis in the property at the date of the sale.

o
In June 2007, Liberty entered into an agreement to sell its limited partnership interest in B & C Housing Associates, L.P. to an unaffiliated third party purchaser for a sales price of $500,000 and the assumption of the outstanding mortgages and related accrued interest which amounted to approximately $7,397,000.   The closing is expected to occur in May 2008.

●
The Offer raises certain questions about its potential impact on the Liberty’s tax status for federal income tax purposes.  Liberty is currently treated, and has since its inception been treated, as a partnership and a pass-through entity for federal income tax purposes -- a tax status that is desirable and beneficial to Liberty and its investors.  That beneficial tax status might be lost, and Liberty might be taxed as a corporation, if it were deemed to be a “publicly traded partnership” within the meaning of the Internal Revenue Code and certain regulations promulgated by the Internal Revenue Service.  It is uncertain whether or not the Offer, if consummated, might cause Liberty to be deemed a “publicly traded partnership.”  Accordingly, Liberty willonlypermit Units to be transferred pursuant to the Offerif the General Partners determine, in their sole discretion, either that the cumulative total number of transfers in any tax year (including transfers prior to the Offer, transfers pursuant to the Offer and any amount reserved for future transfers outside of the Offer) fall within the safe harbor or that the Purchasers have provided sufficient assurances and protection to Liberty, its partners and Unit holders to allow the transfers even though the aggregate annual transfers of the Units may exceed the two percent safe harbor limitation.  Such sufficient assurances and protection by the Purchasers would include providing Libertywith (i) an opinion of counsel that the Offer will not result in Liberty being deemed to be a “publicly traded partnership” for federal income tax purposes and (ii) an agreement to indemnify Liberty, the General Partners and its Unit holders for any loss or liability relating to any adverse tax consequences arising from the Offer.  This legal opinion and indemnity must be in a form and content satisfactory to Liberty and its counsel.  Certain of the Purchasers and their affiliates have previously provided Liberty and its General Partners with legal opinions and have entered into Indemnification Agreements in connection with prior tender offers for Liberty’s Units made by those persons.

●
No transfers will be implemented unless and until they are approved by the General Partners in accordance with the provisions of the Partnership Agreement and Liberty's established practices and policies concerning the transfers of Units.  Transferring Unit holders and the Offerors must complete Liberty's standard transfer documentation and the $50 per selling Unit holder transfer fee must be paid.  Liberty does not accept powers of attorney.  Accordingly, the required transfer application must be originally signed by the transferring Unit holder, with appropriate Medallion Signature Guarantees.

                Each Unit holder should consult with his, her or its own investment, tax and legal advisors in deciding whether or not to tender Units in response to the Offer.